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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                            CROP GROWERS CORPORATION
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   227297108
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                              Fort Lee, New Jersey
                                     07024
                                (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 18, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




                                   Page 1 of 9


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SCHEDULE 13D

CUSIP No. 227297108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                     7.      SOLE VOTING POWER

                             None

                     8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 None
 OWNED BY
REPORTING            9.      SOLE DISPOSITIVE POWER
  PERSON                     None
   WITH
                     10.     SHARED DISPOSITIVE POWER
                             None

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  None

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

14.     TYPE OF REPORTING PERSON*
        PN


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SCHEDULE 13D

CUSIP No. 227297108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                      7.      SOLE VOTING POWER

                              None

                      8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                  None
 OWNED BY
REPORTING             9.      SOLE DISPOSITIVE POWER
  PERSON                      None
   WITH
                      10.     SHARED DISPOSITIVE POWER
                              None

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  None

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

14.     TYPE OF REPORTING PERSON*
        IN


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SCHEDULE 13D

CUSIP No. 227297108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                      7.      SOLE VOTING POWER

                              None

                      8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                  None
 OWNED BY
REPORTING             9.      SOLE DISPOSITIVE POWER
  PERSON                      None
   WITH
                      10.     SHARED DISPOSITIVE POWER
                              None

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  None

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

14.     TYPE OF REPORTING PERSON*
        IN


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         This statement  amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on November 30, 1995, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on December 22, 1995, Amendment No. 2 filed with the Commmission on February 28, 1996, Amendment No. 3 filed with the Commission on April 4, 1996, Amendment No. 4 filed with the Commission on October 3, 1996 and constitutes Amendment No. 5 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 3.  Sources and Amounts of Funds or Other Consideration

         The first sentence of Item 3 is revised and amended in its entirety as set forth below:

         The Partnerships and Managed Accounts expended an aggregate of approximately $0 (including brokerage commissions, if any) to purchase shares of Common Stock.

Item 5.  Interest in Securities of the Issuer

         Item 5 is revised and amended in its entirety as set forth below:

                   (a)-(b) On the date of this Statement:

                           (i)       Mr. Kramer has beneficial ownership for
purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of no shares of Common Stock by virtue of his position as one of the two general partners of KS.


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                           (ii)      Mr. Spellman has Beneficial Ownership of
no shares of Common Stock by virtue of his position as one of the two general partners of KS.

                           (iii)     KS has Beneficial Ownership of no shares
of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case the may be, holding such shares of Common Stock.

                  The percentages used herein are calculated based upon the 7,994,251 shares of Common Stock stated to be issued and outstanding as of November 1, 1996, as reflected in the Company's Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 1996.

                   (c) The trading dates, number of shares purchased or sold and the average price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. All such transactions were over-the-counter purchases.

                   (d) No person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

                   (e) As of March 18, 1997, the Reporting Persons ceased to be the beneficially owners more than 5% of the outstanding shares of Common Stock.


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Item 7.  Material to be Filed as Exhibits

                  Joint Filing Agreement among KS, Mr. Kramer and Mr. Spellman dated November 22, 1995 (filed as Exhibit A to the Schedule 13D and incorporated herein by reference.)


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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 1997


                              KRAMER SPELLMAN L.P.



                              By: /s/ Orin S. Kramer
                              Name: Orin S. Kramer
                              Title: a General Partner



                              By: /s/ Jay Spellman
                              Name: Jay Spellman
                              Title: a General Partner



                               /s/ Orin S. Kramer
                               Orin S. Kramer



                               /s/ Jay Spellman
                               Jay Spellman




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                                                                   Schedule I


Date                  Shares Sold               Price Per Share

3/18/97                 788,200                      $9.782
3/18/97                  17,500                       9.840